Exhibit 99.3

Independent Auditors’ Report

To The Shareholders of

Minera Andes Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Minera Andes Inc. as of December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the Consolidated Balance Sheet of Minera Andes Inc. as at December 31, 2009 and the Consolidated Statements of Operations and Other Comprehensive Income (Loss), Changes in Stockholders’ Equity, and Cash Flows for the year ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

With respect to the consolidated financial statements for the year ended December 31, 2009 we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for the year ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2008 and for the year ended December 31, 2008 except as to Notes 2(a) and 13(h), which were audited by KPMG as of March 31, 2010, were audited by other auditors, who expressed an opinion without reservation on those statements, in their report dated March 24, 2009 (July 28, 2009 as to the effects of the restatement discussed in Note 18 of the consolidated financial statements not presented herein included in the Amendment No. 2 of Form 40F/A for the year ended December 31, 2008). We have audited the adjustments for the future tax expenses related to interest income on the investment in Minera Santa Cruz, accounting for the depreciation and amortization of mineral properties and deferred exploration assets in the December 31, 2008 financial statements and in our opinion, the adjustments, in all material respects, as appropriate and has been properly applied.

Internal control over financial reporting

We have also audited Minera Andes Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Minera Andes Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(Signed) KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 31, 2010

AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Minera Andes Inc.

On March 31, 2010, we reported on the consolidated balance sheet of Minera Andes Incorporated (“the Company”) as at December 31, 2009 and the consolidated statements of operations and other comprehensive income (loss) and cash flows for the year  ended December 31, 2009 which is included in the annual report on Form 40-F. In connection with our audit of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Differences between Canadian and United States Generally Accepted Accounting Principles” for the year ended December 31, 2009 as well as the adjustments reported in Note 13(h) of the financial statements for the year ended December 31, 2008 included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

(Signed) KPMG LLP

Chartered Accountants Licensed Public Accountants

Toronto, Canada

March 31, 2010

COMMENTS BY AUDITORS FOR US READERS ON CANADA — US REPORTING DIFFERENCES

To the Board of Directors of Minera Andes Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the Company’s internal control over financial reporting. Our report to the shareholders dated March 31, 2010 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the Company’s internal control over financial reporting in the financial statement auditors’ report.

(Signed) KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 31, 2010